Exhibit 12.2



                       TOSCO CORPORATION AND SUBSIDIARIES
             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
                 PREFERRED STOCK DIVIDENDS FOR THE YEARS ENDED
                  DECEMBER 31, 1995, 1994, 1993, 1992 and 1991
             AND THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995
                   (Thousands of Dollars, Except Ratio Data)


                                                          For the Nine Months Ended
                                                                  September 30,        For the Year Ended December 31,
                                                          ----------------------   -----------------------------------------
                                                            1996        1995       1995       1994      1993      1992     1991
                                                            ----        ----       ----       ----      ----      ----     ----

Income before income taxes per income statement             $195,830    $71,535    $127,439   $133,849  $131,754  $51,013  $70,465

Fixed charges to be added to income before income taxes:
  Interest expense, including amortization of debt expenses   64,764     45,525      59,815     58,315    48,868   23,941   22,737
  Interest factor of rental expense                           19,602     14,046      17,808     13,575     8,869    5,882    4,946
                                                            --------    -------    --------    -------  --------  -------  -------

Income as adjusted                                          $280,196   $131,106    $205,062   $205,739  $189,491  $80,836  $98,148
                                                            --------   --------    --------   --------  --------  -------  -------

Fixed charges:
  Preferred dividend requirements                           $      -   $      -     $     -   $  6,293  $ 10,063  $10,063  $ 3,771
  Ratio of income before income taxes to net income             169%       165%        165%       160%      164%     169%     103%
                                                            --------   --------    --------   --------  --------  -------  -------
  Preferred dividend factor on income before income taxes   $     -    $      -    $      -   $ 10,046  $ 16,454  $16,972  $ 3,902
  Interest expense, including amortization of debt expenses   64,764     45,525      59,815     58,315    48,868   23,941   22,737
  Interest capitalized                                         1,055      3,548       4,730        682         -        -        -
  Interest factor of rental expense                           19,602     14,046      17,808     13,575     8,869    5,882    4,946
                                                            --------   --------    --------   --------  --------- -------  -------

Total fixed charges and preferred dividends                 $ 85,423   $ 63,121   $  82,355   $ 88,913  $ 84,256  $56,859  $35,357

Ratio of earnings to fixed charges and preferred dividends      3.28       2.08        2.49       2.31      2.25     1.42     2.78
                                                            ========   ========   =========   ========   ========  =======  =======
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